SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2010

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description

1.1

Joint announcement dated January 28, 2010 of the Registrant, Hutchison Whampoa Limited and Hutchison

Telecommunications Holdings Limited, relating to the extension of time for despatch of scheme document in connection with the proposed privatisation of the Registrant

1.2

Announcement dated January 28, 2010 regarding the date of board meeting for the purpose of, inter alia, approving the annual results of the Registrant and its subsidiaries for the year ended December 31, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2010

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc.

take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THE TRANSACTIONS CONTEMPLATED BY THIS ANNOUNCEMENT HAVE NOT BEEN APPROVED OR

DISAPPROVED BY THE US SECURITIES AND EXCHANGE COMMISSION OR BY ANY US STATE

SECURITIES COMMISSION, NOR HAS THE SEC OR ANY US STATE SECURITIES COMMISSION PASSED

UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR UPON THE ADEQUACY OR ACCURACY

OF THE INFORMATION CONTAINED IN THIS ANNOUNCEMENT. ANY REPRESENTATION TO THE

CONTRARY IS A CRIMINAL OFFENSE.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offeror, HWL or HTIL nor is it a solicitation of any vote or approval in any jurisdiction. This announcement also does not constitute any solicitation or recommendation under rules and regulations of the SEC.

(Incorporated in Hong Kong with limited liability) (Stock Code: 13)	(Incorporated in the Cayman Islands with limited liability) (Stock Code: 2332)

HUTCHISON TELECOMMUNICATIONS HOLDINGS LIMITED (Incorporated in the British Virgin Islands with limited liability)

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF HTIL

BY THE OFFEROR

BY WAY OF A SCHEME OF ARRANGEMENT

(UNDER SECTION 86 OF THE COMPANIES LAW)

EXTENSION OF TIME FOR DESPATCH OF SCHEME DOCUMENT

An application has been made to the Executive for his consent to an extension of time for the despatch of the Scheme Document to the HTIL Shareholders, holders of Outstanding HTIL Share

Options and, through the HTIL ADS Depositary, to the HTIL ADS Holders from 29 January 2010 to a date on or before 26 March 2010. A detailed timetable for the Proposal and the Option Offer will be set out in the Scheme Document and in the announcement to be made upon despatch of the

Scheme Document.

Shareholders of HWL and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out in the Joint Announcement being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. Shareholders of HWL and potential investors should therefore exercise caution when dealing in the shares in HWL.

Persons who are in doubt as to the action they should take should consult their stockbroker,

bank manager, solicitor or other professional advisers.

HTIL Shareholders, HTIL ADS Holders, holders of Outstanding HTIL Options and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out in the Joint Announcement being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. HTIL Shareholders, HTIL ADS Holders and potential investors should therefore exercise caution when dealing in the HTIL Shares or HTIL ADSs. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

Introduction

Reference is made to the joint announcement dated 8 January 2010 (the “Joint Announcement”)

made by Hutchison Whampoa Limited (“HWL”), Hutchison Telecommunications Holdings

Limited (the “Offeror”) and Hutchison Telecommunications International Limited (“HTIL”) in

relation to a proposed privatisation of HTIL by way of a scheme of arrangement under Section 86 of the Companies Law. Unless otherwise defined herein, terms defined in the Joint

Announcement have the same meanings when used in this announcement.

Extension of time for despatch of the Scheme Document

Under Rule 8.2 of the Takeovers Code, unless the Executive’s consent is obtained, the Scheme

Document should normally be despatched to the HTIL Shareholders, holders of Outstanding HTIL

Share Options and, through the HTIL ADS Depositary, to the HTIL ADS Holders within 21 days of the date of the Joint Announcement, which in this case would be on or before 29 January 2010.

As stated in the Joint Announcement, the Proposal and the Scheme will only become effective if,

amongst other conditions, the Scheme is approved at the Court Meeting. A court hearing is required for the Grand Court of the Cayman Islands to issue its directions for convening the Court

Meeting and a final draft of the Scheme Document is required to be filed in the Grand Court prior to this court hearing. As more time is required to finalise the Scheme Document and to accommodate the timetable of the Grand Court and convene the Court Meeting, an application has been made to the Executive for his consent to an extension of time for the despatch of the Scheme

Document from 29 January 2010 to a date on or before 26 March 2010.

A detailed timetable for the Proposal and the Option Offer will be set out in the Scheme Document and in the announcement to be made upon despatch of the Scheme Document.

Warning:

Shareholders of HWL and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out in the Joint Announcement being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. Shareholders of HWL and potential investors should therefore exercise caution when dealing in the shares in HWL.

Persons who are in doubt as to the action they should take should consult their stockbroker,

bank manager, solicitor or other professional advisers.

HTIL Shareholders, HTIL ADS Holders, holders of Outstanding HTIL Options and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out in the Joint Announcement being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. HTIL Shareholders, HTIL ADS Holders and potential investors should therefore exercise caution when dealing in the HTIL Shares or HTIL ADSs. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

By Order of the Board of Hutchison Whampoa Limited Edith Shih Company Secretary	By Order of the Board of Hutchison Telecommunications International Limited Edith Shih Company Secretary

By Order of the Board of Hutchison Telecommunications Holdings Limited Richard Chan Director

Hong Kong, 28 January 2010

As at the date of this announcement, the directors of HWL are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Mr LI Ka-Shing (Chairman)	Mr George Colin MAGNUS	The Hon Sir Michael David
Mr LI Tzar Kuoi, Victor (Deputy	Mr William SHURNIAK	KADOORIE
Chairman)		Mr Holger KLUGE
Mr FOK Kin-ning, Canning		Mrs Margaret LEUNG KO May Yee
Mrs CHOW WOO Mo Fong, Susan		Mr William Elkin MOCATTA
Mr Frank John SIXT		(Alternate to The Hon Sir Michael
Mr LAI Kai Ming, Dominic		David Kadoorie)
Mr KAM Hing Lam		Mr WONG Chung Hin

The directors of HWL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HTIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the HTIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HTIL Group) misleading.

As at the date of this announcement, the directors of the Offeror are:

Mrs CHOW WOO Mo Fong, Susan

Mr Frank John SIXT

Mr CHAN Wai Chi, Richard

Mr HO Wai Leung, Edmond

Mr SNG Cheng Khoong, Robin

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HTIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the HTIL Group or by HWL) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HTIL Group) misleading.

As at the date of this announcement, the directors of HTIL are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:	Alternate Director:
Mr LUI Dennis Pok Man Mr Christopher John FOLL Mr CHAN Ting Yu (also Alternate to Mr Lui Dennis Pok Man)	Mr FOK Kin-ning, Canning (Chairman) Mrs CHOW WOO Mo Fong, Susan (also Alternate to Mr Fok Kin-ning, Canning and Mr Frank John Sixt) Mr Frank John SIXT	Mr KWAN Kai Cheong Mr John W. STANTON Mr Kevin WESTLEY	Mr WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll)

The directors of HTIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to the HTIL Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement by the HTIL Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement relating to the HTIL Group misleading.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Hutchison Telecommunications International Limited (the “Company”)

announces that a meeting of the Board will be held on Thursday, 18 February 2010 at 22nd Floor, Hutchison House,

10 Harcourt Road, Hong Kong for the purpose of, among other matters, approving the annual results of the Company and its subsidiaries for the year ended 31 December 2009 and its publication.

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 28 January 2010

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(also Alternate to Mr. Lui Dennis Pok Man)

Non-executive Directors:	Alternate Director:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Frank John SIXT